Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS

NEF Holdings, LLC and Subsidiaries

(A Limited Liability Company)

Years ended December 31, 2019 and December 31, 2018

With Independent Auditors’ Report

NEF Holdings, LLC and Subsidiaries

Consolidated Financial Statements

Years Ended December 31, 2019 and December 31, 2018

Independent Auditors’ Report

Board of Managers

NEF Holdings, LLC and Subsidiaries

We have audited the accompanying consolidated financial statements of NEF Holdings, LLC and Subsidiaries, which comprise the consolidated statement of financial condition as of December 31, 2019, and the related consolidated statements of operations, changes in members’ capital, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NEF Holdings, LLC and Subsidiaries as of December 31, 2019, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ BakerTillyVirchowKrause, LLP

Philadelphia, Pennsylvania

February 13, 2020

NEF Holdings, LLC and Subsidiaries

Consolidated Balance Sheets

At December 31, 2019 and December 31, 2018

(In Thousands)

	2019	2018
Assets
Cash	$6,609	$6,411
Restricted cash	120	120
Financing receivables:
Net investment in direct finance leases	203,186	196,883
Secured loans, net	48,705	45,783

Total financing receivables, gross	251,891	242,666
Allowance for losses on financing receivables	(6,895)	(5,445)

Total financing receivables, net	244,996	237,221

Equipment off lease - held-for-sale	7,344	572
Fixed assets, net	2,967	3,030
Equipment on lease, net	2,496	4,584
Goodwill	29,832	29,832
Other assets	9,839	11,415

Total assets	$304,203	$293,185

Liabilities and Members’ Capital
Liabilities:
Senior secured credit facility (see note 9)	$127,250	$118,823
Loans from affiliate	44,544	32,968
Accrued expenses	2,591	2,871
Good faith deposits	1,074	1,043
Accounts payable	615	236
Other liabilities	4,178	3,970

Total liabilities	180,252	159,911

Members’ capital:
Members’ capital	123,951	133,274

Total members’ capital	123,951	133,274

Total liabilities & members’ capital	$304,203	$293,185

See accompanying notes to the consolidated financial statements.

NEF Holdings, LLC and Subsidiaries

Consolidated Statements of Operations

For the Years Ended December 31, 2019 and December 31, 2018

(In Thousands)

	2019	2018
Income:
Interest income from direct finance leases	$19,905	$19,025
Interest income from secured loans	5,949	5,367
Operating lease income	1,018	1,395
Other income	5,056	4,257

Total income	31,928	30,044

Expenses:
Provision for losses	11,942	2,979
Interest expense	10,560	9,971
Compensation and benefits	8,759	8,317
Depreciation and amortization	1,878	540
Occupancy and office expenses	1,423	1,114
Lease and loan restructuring costs	834	992
Professional fees	613	602
Impairments of equipment off lease	339	489
Unrealized loss on equity investment	266	568
Other expenses	1,337	1,046

Total expenses	37,951	26,618

Net income/(loss)	$(6,023)	$3,426

See accompanying notes to the consolidated financial statements.

NEF Holdings, LLC and Subsidiaries

Consolidated Statements of Changes in Members’ Capital

For the Years Ended December 31, 2019 and December 31, 2018

(In Thousands)

Members’ capital at December 31, 2017	$138,187
Capital distributions	(8,339)
Net income	3,426

Members’ capital at December 31, 2018	133,274
Capital distributions	(3,300)
Net loss	(6,023)

Members’ capital at December 31, 2019	$123,951

See accompanying notes to the consolidated financial statements.

NEF Holdings, LLC and Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2019 and December 31, 2018

(In Thousands)

	2019	2018
Cash flows from operating activities
Net income/(loss)	$(6,023)	$3,426
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Impairments of equipment off lease	339	489
Provision for losses	11,942	2,979
Depreciation and amortization of intangible asset	1,878	540
Amortization of deferred financing costs	382	994
Amortization of upfront fees received and initial direct costs paid	586	716
Amortization of notes payable discounts	—	1,174
Unrealized loss on equity investment	266	568
Changes in operating assets and liabilities:
(Increase)/Decrease in other assets	1,656	1,734
(Increase)/Decrease in interest receivable	387	(242)
Increase/(Decrease) in interest payable	(75)	276
Increase/(Decrease) in accrued expenses	(280)	(1,999)
Increase/(Decrease) in good faith deposits	31	(28)
Increase/(Decrease) in accounts payable	379	(171)
Increase/(Decrease) in other liabilities	(1,642)	(1,164)

Net cash provided by operating activities	9,826	9,292

Cash flows from investing activities
(Purchases)/sales of secured loans and direct finance leases from an affiliate	(21,709)	26,417
Investments in secured loans and direct finance leases	(106,503)	(139,752)
Collections of principal on secured loans and direct finance leases	92,572	88,264
Non-refundable upfront fees received	81	201
Initial direct costs paid	(714)	(666)
Proceeds from sales of equipment on lease	1,819	51
Proceeds from sales of equipment off lease	8,860	1,127
Proceeds/(Purchases) from sales of fixed assets	54	(134)
Cash paid for acquisition, net	(884)	(218)

Net cash used in investing activities	(26,424)	(24,710)

Cash flows from financing activities
Borrowings on credit facility and loans from affiliate	149,031	168,905
Repayments on credit facility and loans from affiliate	(128,608)	(87,715)
Payment of credit facility closing fees	(727)	—
Repayments of notes	—	(71,657)
Capital distributions	(2,900)	(8,339)

Net cash provided by financing activities	16,796	1,194

Net increase/(decrease) in cash and restricted cash	198	(14,224)
Cash and restricted cash at the beginning of period	6,531	20,755

Cash and restricted cash at the end of period	$6,729	$6,531

Supplemental disclosures of cash flow information
Interest paid	$8,934	$7,568

Non-cash consideration paid for acquisition	$—	$6,832

Non-cash exchange of right of use assets for lease obligations	$1,595	$—

See accompanying notes to the consolidated financial statements

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and December 31, 2018

(In Thousands)

1. Organization and Business

NEF Holdings, Inc. was organized on June 7, 2013 as a Delaware corporation and commenced its operations in June 2013. Effective January 1, 2014, NEF Holdings, Inc. converted from a corporation to a limited liability company (“LLC”), NEF Holdings, LLC (“NEF Holdings”), pursuant to Section 18-214 of the Limited Liability Act in the State of Delaware. Subsequent to the close of business on July 31, 2017, NEF Holdings was acquired by Solar Capital Ltd. (“Solar”).

As of December 31, 2019, NEF Holdings had six wholly-owned subsidiaries: Nations Fund I, LLC (“Fund I”), Nations Equipment Finance Funding III, LLC (“Issuer III”), Nations Equipment Finance, LLC (“NEF”), Equipment Operating Leases, LLC (“EOL”), NEF Auto Transport, LLC (“NEF Auto Transport”) and Loyer Capital LLC (“Loyer Capital”) (collectively, the “Company”). The Company is headquartered in Norwalk, Connecticut.

Nations Fund I, Inc. was organized on September 17, 2010 as a Delaware corporation. Effective January 1, 2014, Nations Fund I, Inc. converted from a corporation to a LLC, Nations Fund I, LLC, pursuant to Section 18-214 of the Limited Liability Act in the State of Delaware. Fund I is a commercial equipment finance company that provides term loans and leases primarily to middle market and privately held companies. Fund I focuses on direct origination of loans and equipment leases secured by equipment collateral, such as trailers, trucks, transportation and construction equipment.

NEF was organized as a LLC under the laws of the State of Delaware and commenced operations on August 24, 2010. NEF was formed for the purposes of serving as the investment manager for Fund I and later as the servicer for the Company’s securitization entities. Services provided by NEF include, among other things, identifying, structuring and negotiating transactions, monitoring, advising and managing investments, exercising control rights, options or warrants, liquidating investments, cash management, accounting, tax, compliance and legal services.

NEF Investments, a wholly owned subsidiary of NEF Holdings, was organized as a Delaware LLC on January 22, 2018. On April 18, 2018, NEF Investments’ LLC agreement was amended which changed the company’s name from NEF Investments, LLC to Equipment Operating Leases, LLC. EOL is a commercial equipment finance company that provides term loans and leases primarily to middle market and privately held companies.

NEF Auto Transport was organized as a LLC under the laws of the State of Delaware and commenced operations in December 2018 through the acquisition of a former customer (see note 4). NEF Auto Transport is an auto transport carrier providing direct auto-hauling services.

During August 2014, NEF Holdings formed Nations Equipment Finance Funding II, LLC (“Issuer II”) as a Delaware LLC. Issuer II, formerly a wholly owned subsidiary of NEF Holdings, was formed as a bankruptcy remote vehicle with the intention to acquire net financing receivables from NEF Holdings in order to leverage these assets through a term securitization and take advantage of a low interest rate market environment. In 2018, Issuer II executed the clean-up call provisions associated with the outstanding notes payable, and on November 5, 2018 was dissolved.

During November 2015, NEF Holdings formed Issuer III as a Delaware LLC. Issuer III, a wholly owned subsidiary of NEF Holdings, was formed as a bankruptcy remote vehicle with the intention to acquire net financing receivables from NEF Holdings in order to leverage these assets through a term securitization and take advantage of a lower interest rate market environment. In 2018, Issuer III executed the clean-up call provisions associated with the outstanding notes payable and ceased operations.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

1. Organization and Business (continued)

Loyer Capital was organized as a LLC under the laws of the State of Delaware and commenced operations in May 2019. Loyer Capital is a commercial equipment finance company that provides term loans and leases primarily to middle market and privately held companies.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These consolidated financial statements include the accounts of NEF Holdings and its wholly owned subsidiaries, Fund I, Issuer II, Issuer III, NEF, EOL, Loyer Capital and NEF Auto Transport. All significant intercompany balances and transactions are eliminated in consolidation. Certain amounts in the prior period financial statements have been reclassified to conform to the current year’s presentation.

Use of Estimates

The presentation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that impact the amounts reported in the consolidated financial statements and accompanying notes. Such estimates and assumptions are subject to change in the future as additional information becomes available or as circumstances are modified. Actual results could differ materially from these estimates. Management’s estimates and assumptions are used in estimating an allowance for losses on financing receivables, impairments of equipment off lease, useful lives of leasing equipment and fixed assets, fair values of unguaranteed residual values, intangible assets and fair values of assets acquired and liabilities assumed.

Cash

At December 31, 2019 and December 31, 2018, the Company’s cash balance totaled $6,729, and $6,531, of which $120 and $120, respectively, was restricted. The restricted cash balance as of December 31, 2019 and December 31, 2018 is maintained in connection with the lease of the Company’s office space in Norwalk, Connecticut.

Direct Finance Leases

Net investment in direct finance leases is reported net of unearned income, deferred non-refundable fees and initial direct costs associated with their origination, and inclusive of guaranteed and unguaranteed residual values. Direct finance leases are usually long-term in nature, typically ranging for a period of three to seven years and include either a nominal or fair market value purchase option at the end of the lease term.

Non-refundable fees received and initial direct costs incurred associated with the origination of direct finance leases are deferred and are recognized as an adjustment to interest income over the contractual life of the direct finance leases using the interest method.

Secured Loans

Secured loans, net are reported at the principal amount outstanding, net of non-refundable fees, initial direct costs and accrued interest. Non-refundable loan fees and initial direct costs are deferred and included in secured loans, net in the consolidated balance sheets. These fees are recognized as an adjustment to interest income over the contractual life of the loans using the interest method.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Income Recognition

The Company recognizes revenue in accordance with the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The core principle of the revenue model is for an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. While this guidance replaces most existing revenue recognition guidance in U.S. GAAP, ASC 606 is not applicable to financial instruments and, therefore, does not impact most of the Company’s revenues.

For direct finance leases, the difference between the cost of the equipment and the total finance lease receivable plus, where applicable, the unguaranteed or guaranteed residual value is recorded as unearned income. Unearned income is amortized as earned income over the term of the transaction using the interest method. For secured loans, interest income is recorded on the accrual basis in accordance with the terms of the respective loan.

The Company’s revenue recognition pattern for revenue streams within the scope of ASC 606 include fees for providing administrative and collateral monitoring services, which are earned ratably over the period in which the services are provided, and revenues associated with its auto-hauling operations acquired in 2018 and 2019 (see note 4). Such revenues are recognized when evidence of an arrangement exist, the performance obligations are satisfied, collections are probable and the price is fixed or determinable. With respect to the Company’s auto-hauling operations, the sole performance obligation is deemed to be satisfied at a single point in time, when the customer takes physical possession of the automobile.

Other Income

Amounts in other income in the consolidated statements of operations primarily include gains on sales of equipment, fees charged for early terminations of financing arrangements, other miscellaneous fees earned in connection with the administration of such financing arrangements and net foreign currency translation gains. Also included in other income in the consolidated statements of operations are the revenues and cost of sales associated with the Company’s auto-hauling business. For the years ended December 31, 2019 and December 31, 2018, such revenues totaled $2,172 and $73, respectively. Direct costs associated with such revenues for the years ended December 31, 2019 and December 31, 2018 totaled $2,102 and $97, respectively.

Other Expenses

Included in other expenses in the consolidated statements of operations are losses on sales of equipment, net foreign currency translation losses and other expenses incurred in connection with the administration of financing arrangements.

Fixed Assets

Fixed assets consist of furniture and fixtures, software, computers, leasehold improvements, automobiles, telephone and office equipment and auto hauling trucks, and are stated at cost less accumulated depreciation and amortization. Expenditures for repairs and maintenance are expensed as incurred and are included in other expenses in the Company’s consolidated statements of operations.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Fixed Assets (continued)

Depreciation and amortization of fixed assets are calculated using the straight-line method over their respective useful lives as follows, and recorded in depreciation and amortization in the consolidated statements of operations:

Useful Life (Years)
Furniture and fixtures	7
Telephone	7
Computers	5
Office equipment	5
Software	5
Automobile	5
Auto Hauling Trucks	5
Leasehold improvements	Lesser of the life of the asset or the life of the lease

Good Faith Deposits

Good faith deposits represent cash received from the Company’s customers, when the proposal for a potential transaction is signed. These deposits are used to pay expenses such as third party appraisals, document fees and travel and related costs incurred by the Company in connection with the origination of the transaction. If the deposit exceeds the expenses incurred by the Company, the excess amount is refundable to the customer. If the expenses incurred exceed the deposits received, the Company’s customers are liable for the overage. Such overages are included in other assets on the consolidated balance sheets. In the event the Company approves a transaction with a customer and the customer elects not to pursue the transaction, the Company recognizes any remaining good faith deposit into income, as allowed by the agreed upon terms of the signed proposal. Such amounts are included in other income in the consolidated statements of operations.

Allowance for Losses on Financing Receivables

The Company maintains an allowance for losses on financing receivables at a level sufficient to absorb probable losses related to its financing receivables as of the date of the consolidated financial statements. In determining its allowance for losses on financing receivables, the Company considers the creditworthiness of the receivables in the portfolio based on internal customer risk ratings, collateral coverage and remaining term to maturity, which are reviewed and updated, as appropriate, on an ongoing basis.

Individually identified non-performing secured loans and direct finance leases are measured based on the specific circumstances of the transaction and a specific allowance is established, if necessary. Amounts determined to be uncollectible are charged directly to provision for losses in the consolidated statements of operations. During the years ended December 31, 2019 and December 31, 2018, charge-offs of financing receivables totaled $1,867 and $2,421 respectively.

The Company classifies a financing receivable as past due when it is overdue by more than 60 days. As of December 31, 2019, financing receivables with an outstanding balance of $11,874, $5,149, and $10,046 were between 61-90 days past due, 91-120 days past due and greater than 120 days past due, respectively. As of December 31, 2018, financing receivables with an outstanding balance of $4,921, $20,790, and $6,412 were between 61-90 days past due, 91-120 days past due and greater than 120 days past due, respectively.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Non-Accrual Financing Receivables

Income recognition is generally suspended for financing receivables after 90 days of non-payment, or if full recovery becomes doubtful based on the assessment by the Company. Income recognition is resumed when financing receivables are less than 90 days past due. At December 31, 2019 and December 31, 2018, financing receivables with an outstanding balance of $21,566 and $15,030, respectively, were on non-accrual of income.

Equipment on Lease

Leasing equipment is comprised of equipment under operating leases. Leasing equipment is recorded at cost and depreciated on a straight-line basis over the estimated useful life of the equipment. Income is recorded on a straight-line basis over the term of the lease as operating lease income in the consolidated statements of operations.

The estimated useful lives and residual values of the Company’s leasing equipment are based on independent third party appraisals and management’s judgment. The Company reviews its depreciation policies on a regular basis to determine whether changes have taken place that would suggest that a change in its depreciation policies, useful lives of its equipment or the assigned residual values is warranted. The estimated useful lives of the Company’s leasing equipment at December 31, 2019 and December 31, 2018 are as follows:

Useful Lives (Years)
Truck cranes	11
Drill units	15
Rail cars	30

Leasing equipment is tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recovered. Key indicators of impairment on leasing equipment include, among other factors, a sustained decrease in operating profitability, a sustained decrease in utilization, or indications of technological obsolescence.

Equipment off Lease

Equipment off lease arises when the Company repossesses collateral that secured a financing receivable in a customer default scenario. A write-down of the financing receivable is recorded as a charge-off when the carrying amount exceeds the fair value and the difference relates to credit quality. At the time of repossession, the financing receivable is transferred to equipment off lease at the lower of cost or fair value. During the years ended December 31, 2019 and December 31, 2018, the Company recorded $8,625 and $579, respectively, in charge offs, which are included in provisions for losses in the consolidated statements of operations.

A review for impairment of equipment off lease is performed at least annually or when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. During the years ended December 31, 2019 and December 31, 2018, the Company recorded impairment charges of $339 and $489, respectively.

At December 31, 2019 and December 31, 2018, equipment off lease totaled $7,344 and $572, respectively, in the consolidated balance sheets. The Company intends to sell such assets, and has classified these assets as held for sale, in accordance with the provisions of ASC 360, Property, Plant & Equipment.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Other Assets

Included in other assets in the consolidated balance sheets at December 31, 2019 and December 31, 2018 is an equity investment in a customer’s parent company stock, obtained to improve collateral coverage on an existing financing receivable. The Company values equity investments that are traded on a public securities exchange at the reported fair value at year end. During the years ended December 31, 2019 and December 31, 2018, the Company recorded charges of $266 and $568, respectively, which represents the fair value decline of the equity investment.

Derivative Instruments

The Company manages exposure to interest rate through the use of interest rate caps traded in the over-the-counter markets with other financial institutions. The Company does not enter into derivative financial instruments for speculative purposes. Derivative instruments are recognized at fair value and included in other assets in the consolidated balance sheets.

Interest rate caps are used to manage the Company’s interest rate exposure on its senior secured credit facility. At December 31, 2019 and December 31, 2018, such derivatives had a notional amount of $90,000 and $85,000, respectively, and a fair value of $24 and $185, respectively, which are included in other assets in the consolidated balance sheets. For the years ended December 31, 2019 and December 31, 2018, changes in fair value of the interest rate caps totaled ($143) and $41, respectively, and are included in interest expense in the consolidated statements of operations.

Deferred Financing Costs

Deferred financing costs represent fees and other incremental costs incurred in connection with the financing of the Company’s senior secured credit facility and notes payable. Deferred financing costs for its senior secured credit facility are amortized using the straight-line method into earnings over the contractual term of the facility. Deferred financing costs for notes payable are amortized into earnings using the effective interest rate method over the contractual terms of the respective notes. In 2018, $609 of deferred financing costs associated with the notes payable were fully amortized during the year as a result of the Issuer II and Issuer III notes being fully repaid.

Debt

Senior secured credit facility represents the Company’s borrowings under its long-term revolver, which are carried at amortized cost, along with the related accrued interest payable and unamortized deferred financing costs.

Loans from affiliate represent the Company’s unpaid principal balance on term loans, along with the related accrued interest payable. Maturity dates range from August 1, 2022 through April 27, 2025 and carry interest rates ranging from 7.53% - 11.52%. Future scheduled payments on loans from affiliate are $3,401 in 2020, $3,680 in 2021, $5,643 in 2022, $2,025 in 2023, $16,932 in 2024 and $12,788 in 2025.

Contingencies and Commitments

The Company may be subject to various legal proceedings, claims, and litigation, either asserted or unasserted that arise in the ordinary course of business. The Company records accruals for contingent losses when such losses are probable and reasonably estimable. In the event that estimates or assumptions prove to differ from actual results, adjustments are made in subsequent periods to reflect more current information. Legal fees are expensed as incurred.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Financial Asset Transfers

The Company accounts for transfers of financial assets under FASB ASC 860, Transfers and Servicing, utilizing a control oriented, financial components approach to financial asset transfer transactions whereby the Company: (1) recognizes the financial and servicing assets it controls and the liabilities it has incurred; (2) derecognizes financial assets when control has been surrendered; and (3) derecognizes liabilities once they are extinguished. Control is considered to have been surrendered only if: (i) the transferred assets have been isolated from the Company and its creditors, even in the event of bankruptcy or other receivership; (ii) the purchaser has the right to pledge or exchange the transferred assets, or, is a qualifying special purpose entity (as defined) and the holders of beneficial interests in that entity have the right to pledge or exchange those interests; and (iii) the Company does not maintain effective control over the transferred assets through an agreement which both entitles and obligates it to repurchase or redeem those assets prior to maturity, or through an agreement which both entitles or obligates it to repurchase or redeem those assets if they were not readily obtainable elsewhere. If any of these conditions are not met, the Company accounts for the transfer as a secured borrowing.

Foreign Currencies

Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the date of the consolidated balance sheets. Income and expenses are translated at average rates of exchange prevailing during the year. Translation adjustments resulting from this process, which totaled $9 and ($18) for the years ended December 31, 2019 and December 31, 2018, respectively, are recorded in other income and other expenses, respectively, in the consolidated statements of operations. At December 31, 2019 and December 31, 2018, the Company had cash, financing receivables and debt denominated in the Canadian dollar.

Income Taxes

The Company is a LLC and has elected to be taxed as a partnership. Accordingly, the Company is not subject to federal or state income taxes. Taxable income, losses and deductions flow through to the Company’s members.

Fair Value Measurement

Fair value is defined as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction at the measurement date. In determining fair value of financial instruments and intangibles, the Company uses various valuation approaches, which often utilize certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. The inputs can be readily observable, market corroborated or generally unobservable internal inputs. The Company utilizes valuation techniques that rely on both observable and unobservable inputs.

Goodwill and Intangible Asset

Goodwill, which represents the excess of consideration paid for the Company over the fair value of the related assets acquired, liabilities assumed and contractual rights arising from the acquisition of the Company on July 31, 2017 as discussed in note 1. As discussed in note 4, in connection with the acquisition of one of its former customers, the Company acquired an intangible asset related to customer relationships with a five year useful life. The intangible asset was acquired in December of 2018 and therefore no amortization expense was recorded for the year ended December 31, 2018. For the year ended December 31, 2019, the Company recorded $812 in amortization expense. At December 31, 2019, the carrying value of the intangible asset is $3,247 and is included in other assets in the consolidated balance sheets. Such balance will be fully amortized, ratably, over the remaining four year useful life.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Goodwill and Intangible Asset (continued)

The Company assesses goodwill for impairment, annually or more frequently if events or changes in circumstance occur, by comparing the carrying value to its fair value. If the fair value is less than the carrying value, an impairment charge is recorded in that period. The fair value of the reporting unit is estimated by applying the weighted percentages to the calculated fair values of the Company derived using both the income and market approaches. Under the income approach, the fair value is determined using a discounted cash flow analysis, which involves significant estimates and assumptions, including market conditions, discount rates, and projections of future cash flows. Using the market approach, the fair value is estimated by using comparable publicly traded companies, whose values are known, as a benchmark to establish an estimate of a multiple that is then applied to the Company. For the years ended December 31, 2019 and December 31, 2018, there was no impairment to goodwill.

3. New Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02 – Leases. This amendment requires companies that lease assets to recognize on the consolidated statement of financial condition the assets and liabilities for the rights and obligations created by those leases. This amendment is effective for the Company for the fiscal year beginning after December 15, 2018. The Company adopted this guidance during the year ended December 31, 2019 and it did not have a material impact on the consolidated financial statements. Included in other assets and other liabilities is a right to use asset and a corresponding lease obligation associated with the Company’s leases for its office spaces.

In June 2016, the FASB issued ASU 2016-13 – Financial Instruments – Credit Losses. This amendment will require companies to broaden the information considered in developing its expected credit loss estimates on financing receivables measured either individually or collectively. This amendment is effective for the Company for the fiscal year beginning after December 15, 2019. The Company is currently evaluating the impact the new standard will have on its consolidated financial statements.

4. Business Combinations

On December 11, 2018, the Company, through its wholly owned subsidiary NEF Auto Transport, acquired a privately held auto transport hauler. The entity, which was one of the Company’s former customers, was acquired out of bankruptcy in satisfaction of all of the amounts due the Company. Total consideration of $7,082 (of which $250 was in the form of cash) was allocated to the fair value of the identifiable assets acquired and liabilities assumed, which included cash of $32, receivables of $287, fixed assets of $2,813 and a customer relationship related intangible asset of $3,950, which is included in other assets in the consolidated balance sheet at December 31, 2018.

On January 17, 2019, the Company, through its wholly owned subsidiary NEF Auto Transport, acquired a privately owned auto transport carrier based in Enumclaw, Washington. Total consideration of $975 was allocated to the fair value of the identifiable assets acquired and liabilities assumed, which included cash of $33, receivables of $197, fixed assets of $788, other assets of $37, and payables of $80.

During 2019, the Company integrated the operations of both acquisitions to form one business and reporting unit. For the years ended December 31, 2019 and December 31, 2018 such operations generated net losses of $3,235 and $210, respectively.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

5. Financing Receivables

Net investment in direct finance leases consists of the following at December 31, 2019 and December 31, 2018:

	2019	2018
Gross finance lease receivables	$180,707	$173,819
Guaranteed residuals	37,634	36,258
Unguaranteed residuals	32,792	33,109
Unearned income	(48,766)	(46,710)
Deferred non-refundable fees collected	(549)	(171)
Deferred initial direct costs paid	2,233	2,097

	204,051	198,402
Purchase accounting valuation discount	(865)	(1,519)

Total net investment in direct finance leases	$203,186	$196,883

Secured loans, net, consist of the following at December 31, 2019 and December 31, 2018:

	2019	2018
Secured loans, principal	$49,187	$48,175
Accrued interest receivable	606	993

Total secured loans, gross	49,793	49,168
Deferred non-refundable fees collected	(202)	(467)
Deferred initial direct costs paid	90	199

	49,681	48,900
Purchase accounting valuation discount	(976)	(3,117)

Total secured loans, net	$48,705	$45,783

Aggregate scheduled payments, contractual maturities including guaranteed residuals and unguaranteed residuals by year on the fixed and floating-rate secured loans and direct finance leases, are as follows:

	2020	2021	2022	2023	2024	Thereafter	Total
Secured loans:
Fixed rate	$25,756	$5,335	$11,572	$1,727	$1,954	$—	$46,344
Floating rate	2,843	—	—	—	—	—	2,843
Direct finance leases	63,140	57,856	48,228	31,835	18,944	31,130	251,133

Total	$91,739	$63,191	$59,800	$33,562	$20,898	$31,130	$300,320

6. Allowance for Losses on Financing Receivables

A financing receivable is considered impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the agreement. As of December 31, 2019 and December 31, 2018, the Company maintained a specific allowance for losses of $3,349 and $2,514 on financing receivables of $14,020 and $3,667, respectively, and a general allowance for losses of $3,546 and $2,931, respectively, on the remaining portfolio of financing receivables.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

6. Allowance for Losses on Financing Receivables (continued)

The Company monitors the internal risk rating of each customer. The internal risk rating was developed by the Company and is fully described in the Company’s credit policies and procedures. The internal risk rating gives heavy weighting to collateral coverage and fixed charge coverage of the customer. It also takes into account the customer’s leverage as well as subjective factors including industry cyclicality, quality of management and liquidity. The internal risk ratings range from 1 to 8, with 1 being the best and 8 being the worst.

Customer’s risk ratings are computed quarterly during a quarterly portfolio review process. If during the life of a transaction, a customer’s risk rating is downgraded to a risk rating of 4 or beyond, the Company’s credit team follows more stringent procedures for monitoring the credit, as specified in the Company’s credit policies and procedures.

7. Equipment on Lease, net

At December 31, 2019, equipment under operating leases consists of a cost basis of $3,670, net of accumulated depreciation of $348 and a purchase accounting valuation discount of $826 for a net balance of $2,496. At December 31, 2018, equipment under operating leases consists of a cost basis of $5,736, net of accumulated depreciation of $558 and a purchase accounting valuation discount of $594 for a net balance of $4,584. Total depreciation expense relating to equipment under operating leases for the years ended December 31, 2019 and December 31, 2018 was $269 and $396, respectively, and recorded as depreciation expense on the consolidated statement of operations. Aggregate remaining contractual payments to be received on equipment under operating leases total $155 and are scheduled to be collected in 2020.

8. Fixed Assets, net

At December 31, 2019 and December 31, 2018, fixed assets, net consists of the following:

	2019	2018
Auto hauling trucks	$3,494	$2,776
Leasehold improvements	113	112
Computers	112	77
Furniture and fixtures	97	97
Automobiles	59	96
Software	17	12
Office equipment	14	14
Telephone	6	6

Fixed assets, gross	3,912	3,190
Accumulated depreciation	(945)	(160)

Fixed assets, net	$2,967	$3,030

Depreciation and amortization expense related to fixed assets totaled $797 and $144 for the years ended December 31, 2019 and December 31, 2018, respectively. For the years ending 2020, 2021 and thereafter, the Company will recognize annual amortization expense related to software of $2, $2 and $13, respectively.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

9. Senior Secured Credit Facility

Senior secured credit facility consists of the following at December 31, 2019 and December 31, 2018:

	2019	2018
Senior secured credit facility, principal	$128,150	$119,316
Accrued interest payable	440	503
Unamortized deferred financing costs	(1,340)	(996)

Total senior secured credit facility	$127,250	$118,823

At December 31, 2018, Fund I maintained a revolving credit facility (the “Facility”) with total availability of $150,000. Interest was based on the London Interbank Offering Rate (“LIBOR”), plus an applicable margin. The applicable margin ranged from 2.50% to 2.75% based on Fund I’s leverage ratio. Included in the total availability was a sublimit of $50,000 that was reserved to fund transactions in Canadian dollars (“CAD”).

On September 19, 2019, the Facility was amended. The amendment created two separate revolvers, one for U.S. dollars and one for Canadian dollars. The total availability on the U.S. dollar revolver is $180,000 and the total availability on the Canadian dollar revolver is the lesser of CAD 45,000 and the U.S. dollar equivalent of $33,957. Interest is based on LIBOR, plus an applicable margin. The applicable margin ranges from 2.25% to 2.50% based on Fund I’s leverage ratio. The leverage ratio represents the ratio of the outstanding balance of the Facility to Fund I’s total member’s capital, as described in the Facility agreement. All assets of Fund I are pledged as collateral under the Facility. Fund I is also required to pay a 0.375% per annum unused line fee. The Company provides a limited guaranty to the Facility for all interest, fees and expenses that cannot otherwise be charged to Fund I. The amendment also extended the maturity date of the Facility to July 31, 2023, with the principal payable in full at maturity.

The Facility requires Fund I and the Company to maintain certain periodic financial covenants surrounding capitalization, cash flow and default, delinquency and charge-off ratios. As of December 31, 2019 and December 31, 2018, Fund I and the Company were in full compliance with all the requirements of the Facility.

10. Notes Payable

Issuer II and Issuer III issued two equipment contract backed notes on October 10, 2014 and February 19, 2016, respectively. Each issuance of equipment contract backed notes entered into indentures with US Bank National Association, as Trustee and Custodian (collectively, the “Indentures”), and issued Class A, Class B and Class C notes (collectively “Notes Payable”). The Indentures define the terms of the transaction whereby equipment backed term loans and leases were pledged as collateral to secure the note holders. NEF was engaged to act as servicer (the “Servicer”) of the Notes Payable based on servicing agreements executed at issuance of the Notes Payable.

Upon issuance, the Notes Payable of Issuer II and Issuer III were rated by DBRS and Moody’s. As of December 31, 2018, Moody’s ratings for Issuer II Class A, Class B and Class C notes were A2, Baa1 and Ba2, respectively, while Class A was rated AAA by DBRS. As of December 31, 2018, Moody’s ratings for Issuer III Class A, Class B and Class C notes were A3, Baa3 and Ba2, respectively, while the Class A was rated AA by DBRS.

Interest on the Issuer II Notes Payable was fixed at 1.558%, 3.276% and 5.227% on the Class A, Class B and Class C notes, respectively. Interest on the Issuer III Notes Payable was fixed at 3.61%, 4.75% and 5.00% on the Class A, Class B and Class C notes, respectively. All contractual payments, excluding residuals, on leases and all principal and interest payments on loans are pledged as collateral. Issuer II Class A Notes Payable were set to mature in July 2018, the Class B notes in January 2018 and the Class C notes in September 2018. Issuer III Class A Notes Payable were set to mature in February 2021, and the Class B and Class C notes in January 2025.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

10. Notes Payable (continued)

Under the terms of indentures, the Issuers were required to maintain certain financial covenants surrounding net losses and delinquencies. Throughout 2018, while the notes were outstanding, both Issuer II and Issuer III were in full compliance with all covenants.

During 2018, Issuer II and Issuer III elected to redeem all of the then outstanding Notes Payable pursuant to the clean up call provisions of the Indentures. Accordingly, the lien on the underlying collateral was then released by the trustee.

11. Financial Asset Transfers

In connection with the repayment of the Issuer II and Issuer III notes discussed above, the Company entered into an assignment agreement with NEFPASS to transfer, convey and assign the net investment of certain financing receivables as of February 28, 2018 for Issuer II and July 31, 2018 for Issuer III. The purchase price for the Issuer II and Issuer III financing receivables was $12,440 and $13,977, respectively, which was paid in cash. The purchase price was equivalent to the net investment of the financing receivables at the time of purchase; therefore, no gain or loss was recorded on the transaction.

12. Employee Compensation and Benefit Plans

As of December 31, 2019, the Company employed personnel at its headquarters in Norwalk, Connecticut and its sales offices in Florida, Ohio, Texas, and California. Employee compensation and benefits are comprised of base salaries, discretionary bonuses, health care benefits, employer 401(k) contributions and payroll taxes. As a part of their employment agreements, certain members of senior management are eligible for an annual bonus amount, which is calculated as a percentage of their annual salaries, based on the performance of NEF Holdings, as described in their employment agreements.

Effective August 1, 2017, the Company formed a Long Term Incentive Plan (“LTIP”) that provides for an annual bonus pool to certain members of senior management based on the Company achieving certain performance criteria.

The Company sponsors a 401(k) plan, where the Company contributes 3% of employees’ annual earnings up to the maximum annual contribution amount as determined by the Internal Revenue Service.

13. Fair Value of Financial Instruments

FASB ASC 820, Fair Value Measurements (“ASC 820”), establishes a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect management’s market assumptions.

These two types of inputs create the following fair value hierarchy:

Level 1 – Quoted prices for identical instruments in active markets.

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as interest rates and foreign exchange rates that are observable at commonly quoted intervals. Financial assets utilizing Level 2 inputs include currency swaps and interest rate caps.

Level 3 – Unobservable inputs.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

13. Fair Value of Financial Instruments (continued)

As of December 31, 2019 and December 31, 2018, the Company measured its interest rate caps, at fair value on a recurring basis. Total fair value of such derivative instruments as of December 31, 2019 and December 31, 2018 was $24 and $185, respectively, which was classified as Level 2 in the fair value hierarchy by the Company. The fair value of interest rate caps are measured using discounted cash flow calculations based on observable inputs from the relevant interest/exchange rate curves in effect at December 31, 2019 and December 31, 2018.

ASC 820 also requires that the Company disclose estimated fair values for its financial instruments. No quoted market exists for the Company’s financial instruments. Therefore, fair value estimates are based on judgments, risk characteristics of various financial instruments and other factors. Changes in these assumptions could significantly affect the estimates.

The Company estimates the carrying amounts of cash approximated its fair values as of December 31, 2019 and December 31, 2018. Since there is no liquid secondary market for the Company’s financing receivables, the Company estimates the fair value of its secured loans and net investment in direct finance leases by comparing the average yield of the portfolio to recent issuances of similar loans and leases. Further, based on the Company’s review of the terms of the Facility and its loans from affiliate, as well as valuations from its lenders, management determined that the carrying value of its senior secured credit facility approximated fair value.

The carrying amount and estimated fair values of the Company’s financial instruments at December 31, 2019 and December 31, 2018 were as follows:

	2019		2018
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:
Cash and restricted cash	$6,729	$6,729	$6,531	$6,531

Net investment in direct finance leases	198,213	197,612	192,537	192,520
Secured loans, net	46,783	47,225	44,684	44,590

Total financing receivables, net of allowances	244,996	244,837	237,221	237,110

Financial liabilities:
Senior secured credit facility	$127,250	$127,250	$118,823	$118,823
Loans from Affiliate	44,544	44,544	32,968	32,968

14. Concentration of Credit Risk

Financing receivables subject the Company to credit risk. The Company monitors its portfolios by evaluating each of the customer’s financial condition and collateral. The Company’s maximum exposure to credit risk at December 31, 2019 and December 31, 2018, without considering the underlying collateral, is represented by the carrying value of the financing receivables in the consolidated balance sheets. The Company monitors its financing receivables for geographic concentrations.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

14. Concentration of Credit Risk (continued)

The following table reflects such concentrations as of December 31, 2019 and December 31, 2018:

Geographic Concentration

	2019		2018
Texas	$53,128	Texas	$48,348
Washington	27,034	Washington	28,816
Colorado	19,557	Kansas	17,352
Kansas	17,637	Colorado	17,233
Pennsylvania	16,283	Alberta (Canada)	12,455
Florida	12,374	Pennsylvania	12,332
North Dakota	10,095	Ohio	8,388
North Carolina	9,304	Oregon	8,002
Quebec (Canada)	8,712	Indiana	7,792
Ohio	7,303	Quebec (Canada)	6,933
Massachusetts	6,170	Florida	6,356
Indiana	6,009	Tennessee	5,714
Maine	5,149	Maine	5,659
Nevada	4,900	Michigan	5,514
Michigan	4,854	Connecticut	4,919
Tennessee	4,332	Louisiana	4,294
Other U.S. states / Canada	39,050	Other U.S. states / Canada	42,559

Total financing receivables, gross	$251,891	Total financing receivables, gross	$242,666

The amount and type of collateral required depends on an assessment of the credit risk of the counterparty. Guidelines are implemented regarding the acceptability of types of collateral and valuation parameters. Typically, the Company obtains access to collateral either through direct ownership or by a first lien security interest.

The Company also monitors its financing receivables for collateral concentrations. The following tables reflect such concentrations as of December 31, 2019 and December 31, 2018:

Collateral Concentrations

	2019		2018
Cranes	$44,837	Tow boats	$36,350
Tractors	34,756	Tractors	30,026
Tow boats	33,907	Aircrafts	19,612
Aircrafts	26,053	Cranes	17,979
Barge rigs	16,615	Barge rigs	16,487
Trucks	16,257	Trailers	16,026
Trailers	12,745	Trucks	13,025
All other	66,721	All other	93,161

Total financing receivables, gross	$251,891	Total financing receivables, gross	$242,666

At December 31, 2019, the Company had financing receivables outstanding to one customer that approximated 11% of total financing receivables.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

15. Contingencies and Commitments

As of December 31, 2019, the Company had a U.S. and a Canadian revolver financing arrangement with a total outstanding balance of $2,868 and CAD 476 respectively, which are included in secured loans, net in the consolidated balance sheets. As of December 31, 2018, the Company had three U.S. and one Canadian revolver financing arrangements with a total outstanding balance of $2,548 and CAD 2,497 respectively, which are included in secured loans, net in the consolidated balance sheets. The Company’s maximum commitments under the U.S. and Canadian revolvers were $3,500 and CAD 1,500, respectively, as of December 31, 2019. The Company’s maximum commitments under the U.S. and Canadian revolvers were $3,500 and CAD 4,000, respectively, as of December 31, 2018.

16. Member’s Capital

At December 31, 2019 and December 31, 2018, NEFCORP owns 100 Class A units and NEFPASS owns 100 Class B units, which represent the entire capital of the Company.

17. Subsequent Events

The Company has evaluated subsequent events through February 13, 2020, the issuing date of the consolidated financial statements and has no subsequent events requiring disclosure.